Exhibit 4.8

INFOSPACE, INC.

RESTATED 1996 FLEXIBLE STOCK INCENTIVE PLAN

NOTICE OF GRANT OF RESTRICTED STOCK UNITS

(Nonemployee Director)

Unless otherwise defined herein, the terms defined in the Restated 1996 Flexible Stock Incentive Plan (the “Plan”) of InfoSpace, Inc. (the “Company”) shall have the same defined meanings in this Notice of Grant of Restricted Stock Units (the “Notice of Grant”).

Name:

You have recieved                      restricted stock units (“RSUs”) under the Plan and in accordance with the Terms of the Amended and Restated Equity Grant Program for Nonemployee Directors. Each of the RSUs (a “Unit”) is equivalent to one share of common stock of the Company (“Stock”) for purposes of determining the number of shares of Stock (a “Share” or “Shares”) subject to this award. None of the RSUs will be issued (nor will you have the rights of a stockholder with respect to the underlying Shares) until the vesting conditions described below are satisfied. Additional terms of this grant are as follows:

Date of Grant:

Vesting Schedule:      The RSUs will vest in full (100%) on                      [one-year anniversary of Date of Grant].

You acknowledge and agree that the Notice of Grant and the vesting schedule set forth herein does not constitute an express or implied promise of your continued service as a director for the vesting period, for any period, or at all.

You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Plan Administrator upon any questions relating to the Plan and this award.

By your signature below, you agree that the Notice of Grant, the form of Restricted Stock Unit Agreement attached as Exhibit A hereto and the Plan constitute your entire agreement with respect to this award and may not be modified adversely to your interest except by means of a writing signed by the Company and you.

Print Name:

EXHIBIT A

INFOSPACE, INC.

RESTATED 1996 FLEXIBLE STOCK INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

(Nonemployee Director)

1. Grant. The Company hereby grants to the nonemployee director listed on the Notice of Grant (the “Director”) an award of RSUs, as set forth in the Notice of Grant and subject to the terms and conditions in this Restricted Stock Unit Agreement (this “Agreement”) and the Plan. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

2. Company’s Obligation. Each Unit represents the right to receive a Share on the vesting date. Unless and until the RSUs vest, the Director will have no right to receive Shares under such RSUs. Prior to actual distribution of Shares pursuant to any vested RSUs, such RSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3. Vesting Schedule. Subject to paragraph 4, to Plan Section 16 and to any other relevant Plan provisions, the RSUs awarded by this Agreement will vest in the Director according to the vesting schedule specified in the Notice of Grant.

4. Forfeiture upon Termination of Service. Notwithstanding any contrary provision of this Agreement or the Notice of Grant, if the Director terminates service as a director for any or no reason prior to vesting, the unvested RSUs awarded by this Agreement will thereupon be forfeited at no cost to the Company.

5. Payment after Vesting. Any RSUs that vest in accordance with paragraph 3 will be paid to the Director (or in the event of the Director’s death, to his or her estate) in Shares on, or as soon as practicable after, the applicable vesting date (but in any event, by the fifteenth day of the third month following the tax year in which the RSUs vest).

6. Payments after Death. Any distribution or delivery to be made to the Director under this Agreement will, if the Director is then deceased, be made to the administrator or executor of the Director’s estate. Any such administrator or executor must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

7. Rights as Stockholder. Neither the Director nor any person claiming under or through the Director will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Director or the Director’s broker.

8. Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at 601 108th Avenue NE, Ste. 1200, Bellevue, WA 98004; Attn: Stock Administration, or at such other address as the Company may hereafter designate in writing or electronically.

9. Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

10. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

11. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to the Director (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

12. Plan Governs. This Agreement and the Notice of Grant are subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement or the Notice of Grant and one or more provisions of the Plan, the provisions of the Plan will govern.

13. Plan Administrator Authority. The Plan Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any RSUs have vested). All actions taken and all interpretations and determinations made by the Plan Administrator in good faith will be final and binding upon the Director, the Company and all other interested persons. No member of the Plan Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.